CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

September 2, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 21, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021
Introduction, page 1

1.	Please revise your definition of China or the PRC to remove the exclusion of Hong Kong and Macau from this definition.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the terms “China” or “PRC” are intentionally defined, solely for purposes of the annual reports on Form 20-F and its historical disclosure documents, to exclude Hong Kong and Macau, as the Company’s operating metrics and all disclosures about China/PRC-specific laws and regulations are not intended to include Hong Kong and Macau. As a matter of fact, both Hong Kong and Macau enjoy a high degree of autonomy under the “one country, two systems” constitutional principle, and mingling disclosures of these two special administrative regions with that of the mainland China would prove to be unduly burdensome. Specifically, from the accounting perspective, Hong Kong is treated as a separate jurisdiction for purposes of taxes and movement of currency, and Hong Kong is viewed as a separate jurisdiction in the context of disclosures regarding taxation and movements of cash. The Company believes that such treatment provides investors with important information about the tax implications and economic restrictions on the movement of cash from the operations in mainland China to the parent company. Meanwhile, the proposed revision would be against how disclosure conventions have been developed in this regard among virtually all China-based foreign private issuers. Thus, the Company believes that it is advisable to keep the referenced definition as-is for purpose of the efficiency and precision of disclosure.

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 2

Item 3. Key Information, page 4

2.	Please revise your definition of “we,” “us,” “our company,” “the Company” or “our” to clarify what is meant by “consolidated affiliated entities” in China. In this regard, refer to the named entities here as variable interest entities and explain that you do not have any equity ownership in such entities but rather include them in your consolidated financial statements based solely on contractual arrangements. Also, revise to describe the operations that are conducted through the VIEs versus those that are conducted through your consolidated subsidiaries. To the extent you refer to activities or functions of the VIEs, please refrain from using terms such as “we” or “our” consolidated VIEs or “our” consolidated affiliated entities when discussing such results or describing such business.

In response to the Staff’s comment, the Company undertakes to revise its definition as follows in its future Form 20-F filings:

•	“CooTek,” are to CooTek (Cayman) Inc., and “we,” “us,” “our company” or “our” are to CooTek (Cayman) Inc. and its subsidiaries, and in the context of describing ~~our~~ the operations and consolidated financial information, ~~its consolidated affiliated entities in China, including the VIEs and their subsidiaries in China~~ the VIEs (as defined below) and the VIEs’ subsidiaries;

•	“the VIEs” are to Shanghai Chubao (CooTek) Information Technology Co., Ltd., Molihong (Shenzhen) Internet Technology Co., Ltd., Shanghai Qiaohan Technology Co., Ltd. and Shanghai Qinglin Network Technology Co., Ltd., all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;

The Company further undertakes to revise to describe the operations that are conducted through the VIEs versus those that are conducted through its consolidated subsidiaries, and to change all references of “our consolidated affiliated entities” to “the VIEs” or “the VIEs and the VIEs’ subsidiaries,” as applicable, and change all references of “our variable interest entities” to “the VIEs” in its further Form 20-F filings.

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders, page 4

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 3

3.	We note your discussion regarding the risks associated with your contractual arrangements with the VIEs. Please disclose here, if true, that these contracts have not been tested in court. We also note your disclosure on page 13 that PRC regulatory authorities could disallow the VIE structure, which could result in a material adverse change in your operations and the value of your ADS, or cause the value of such securities to significantly decline. Please revise here to clarify that the value of your securities could become worthless. Similar revisions should be made to your risk factor disclosures beginning on page 43 where you discuss your VIE structure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with the ~~Consolidated Affiliated Entities~~ VIEs

…

Our corporate structure is subject to risks associated with our contractual arrangements with the ~~consolidated affiliated entities~~ VIEs. Our contractual arrangements with the VIEs have not been tested in court to date.] Investors may never directly hold equity interests in the VIEs. If the PRC government ~~deems~~ determines that our contractual arrangements with the ~~consolidated affiliated entities~~ VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and ~~consolidated affiliated entities~~ the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the ~~consolidated affiliated entities~~ VIEs and, consequently, significantly affect the financial performance of the ~~consolidated affiliated entities~~ VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

“Risks Related to Our Corporate Structure

•	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries, and (ii) the ~~consolidated affiliated entities~~ VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs ~~and their~~ or the VIEs’ subsidiaries. If the PRC government ~~finds~~ determines that the ~~agreements that establish the structure for operating our business~~ contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE~~s~~ structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 4

“If the PRC government ~~finds~~ determines that the contractual arrangements constituting part of the VIE structure ~~that the agreements that establish the structure for operating our businesses in China~~ do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

…

Although we believe we, our PRC subsidiaries and the VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIEs do not comply with any applicable laws, it could revoke the VIEs’ business and operating licenses, require the VIEs to discontinue or restrict the VIEs’ operations, restrict the VIEs’ rights to collect revenues, block the VIEs’ websites, require the VIEs to restructure ~~our~~ operations, impose additional conditions or requirements with which the VIEs may not be able to comply, impose restrictions on the VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against the VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP, and our ADSs may decline in value or become worthless.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 5

Permissions Required from the PRC Authorities for Our Operations, page 7

4.	You state that in connection with the issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, you, your PRC subsidiaries and your VIEs are not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the Cyberspace Administration of China (CAC). Please disclose whether you relied on the opinion of counsel in making this determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Also revise here to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and ~~consolidated affiliated entities~~ the VIEs and the VIEs’ subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries ~~and consolidated affiliated entities~~ , the VIEs and the VIEs’ subsidiaries have not obtained all the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the ~~consolidated affiliated entities~~ VIEs and the VIEs’ subsidiaries in China, including, among others, the internet publication service license, publication codes, and internet audio-visual program transmission license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries, the VIEs or the VIEs’ subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 6

Furthermore, in connection with our historical issuance of securities to foreign investors~~, under current PRC laws, regulations and regulatory rules~~, as of the date of this annual report, we, our PRC subsidiaries and the ~~consolidated affiliated entities~~ VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cyber security review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. As advised by our PRC legal counsel, JunHe LLP, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with the CSRC or go through a cybersecurity review by the CAC for our historical issuance of securities to foreign investors.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization, page 7

5.	Please revise here to address restrictions and limitations on the ability of the offshore holding company to make loans and capital contribution to PRC subsidiaries.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Cash and Assets Flows Through Our Organization” section of its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows through Our Organization

…

Under the currently effective PRC laws and regulations, an offshore holding company may provide funding to its PRC subsidiaries mainly through capital contributions or loans, and to the VIEs and the VIEs’ subsidiaries only through loans. Capital contributions are subject to the requirement of making necessary filings in the foreign investment information reporting system and registration with the local counterpart of the State Administration for Market Regulation. Loans must be registered with the local counterpart of the State Administration of Foreign Exchange.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 7

In addition, describe any cash management policies and procedures that dictate how funds are transferred within your organization, such as how you address any limitations on cash transfers due to PRC regulations.

The Company respectfully advises the Staff that it does not have cash management policies in place that dictate how funds are transferred within its organization. In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in “Cash and Assets Flows Through Our Organization” section of its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash and Asset Flows through Our Organization

…

We currently do not have cash management policies in place that dictate how funds are transferred between CooTek (Cayman) Inc., our subsidiaries, and the VIEs and the VIEs’ subsidiaries. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.”

The Holding Foreign Companies Accountant Act, page 7

6.	Please revise here, and in your risk factor disclosures on page 60, to also discuss the Accelerating Holding Foreign Companies Accountable Act (Accelerating HFCAA). Discuss the specific time frames for complying with both the HFCAA and the Accelerating HFCAA rather than including such information in the header to a risk factor discussed elsewhere. Also, discuss the impact to your company if you are unable to timely comply rather. In this regard, your disclosures should make clear whether the related risks and uncertainties could cause the value of your ADSs to become worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 8

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 9

“Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F with the SEC on April 29, 2022.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 10

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States ~~as early as~~ in 2023.”

Financial Information Related to the VIEs, page 8

7.	Please address the following as it relates to your Selected Condensed Consolidated financial statements:

•	You state that the VIEs are entitled to receive service fees from Shanghai Chule (WFOE) for support services to the WFOE. Tell us what contractual arrangement supports payments from the VIE to the WFOE.

The Company respectfully advises the Staff that the VIEs received funding in the form of loan instead of charging service fees from the WFOE in 2019, 2020 and 2021 to meet the VIE’s operation demand from time to time. The Company undertakes to revise and clarify the nature in its future Form 20-F filings.

•	Reconcile the $20.7 million, $30.8 million and $80.7 million received by the VIEs during fiscal 2019, 2020 and 2021, respectively, to amounts reflected in the consolidating worksheets. For example, clarify for us how such amounts relate, if at all, to the elimination of revenue in each period.

•	In response to the Staff’s comments, the Company respectfully advises the Staff that the amount of $20.7 million, $30.8 million and $80.7 million received by the VIEs during fiscal 2019, 2020 and 2021 were not presented in the consolidating worksheet in its 2021 Form 20-F, as the transactions were presented after elimination between the VIEs and WFOE. The Company respectfully proposes to revise the Selected Condensed Consolidated Cash Flows Data substantially in the form attached hereto as Appendix I in its future Form 20-F filings. Currently, the WFOE provided such amounts to the VIEs under the line item “loans to subsidiaries, primary beneficiary of VIEs and VIEs,” while the VIEs received such amounts under the line item “net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs.”, which have been specified with footnote (3).

•	We note that pursuant to the terms of the Exclusive Business Cooperation Agreement, the WFOE is entitled to service fees from the VIE. Tell us the amount of such fees for each period presented and how they are reflected in the consolidating worksheets. Clarify whether any cash payments were made from the VIE to the WFOE to settle such amounts. Also, revise to present such fees separately from the other costs and expenses of the VIE.

Under the Exclusive Business Cooperation Agreement, for the fiscal years ended December 31, 2019, 2020 and 2021, the WFOE charged service fee of US$16.2 million, US$42.8 million and US$25.0 million to the VIEs, respectively. Cash payments were made from the VIEs to the WFOE from time to time. In response to the Staff’s comments, the Company respectfully proposes to revise the Selected Condensed Consolidated Statements of Operations Data substantially in the form attached hereto as Appendix I in its future Form 20-F filings to present these figures under the line item “Inter-company service fee.”, which have been included in “Net Revenues” in Form 20-F filed on April 29, 2022.

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 11

•	Tell us what the significant balance of “advances from subsidiaries and VIEs” in the Consolidated VIEs column represents and why there are no similar offsetting amounts due from the VIEs in the other columns.

The Company respectfully advises the Staff that “advances from subsidiaries and VIEs” in the Consolidated VIEs columns represents loans received from the WFOE and other subsidiaries to meet the VIE’s operation demand from time to time.

The Company further respectfully advises the Staff that “amount due from subsidiaries and VIEs” in the other columns was offset by “deficit in subsidiaries and VIEs,” which resulted in a small balance of “amount due from subsidiaries and VIEs.”

The Company respectfully proposes to revise the Selected Condensed Consolidated Balance Sheets Data substantially in the form attached hereto as Appendix I in its future Form 20-F filings to present the original amounts due from subsidiaries and VIEs and deficit in subsidiaries and VIEs separately.

•	Tell us why there is no investment in subsidiaries or equity pick-up of subsidiaries in the Cootek (Cayman) column.

The Company respectfully advises the Staff that, the investment in subsidiaries was presented as the line item “Long-term investment” that has been reduced to zero since the equity method losses have exceeded the investment carrying amount. As CooTek (Cayman) Inc. provided funding to its direct subsidiaries during the periods stated in the 2021 Form 20-F through loans presented as line item of “amount due from subsidiaries and VIEs”, which was considered as the additional financial supports to subsidiaries and VIEs, the parent company continued to report equity method losses within this account.

In response to the Staff’s comments, the Company respectfully proposes to revise the Selected Condensed Consolidated Statements of Operations Data substantially in the form attached hereto as Appendix I in its future Form 20-F filings to present “Equity in loss from subsidiaries and share of loss from VIEs” in the consolidating schedules.

•	Revise to disaggregate the WFOE that is the primary beneficiary of the VIEs from the other Company Subsidiaries column.

In response to the Staff’s comment, the Company respectfully proposes to revise the condensed consolidating statements substantially in the form attached hereto as Appendix I in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 12

•	Revise to refer to these schedules as condensed consolidating statements.

The Company undertakes to revise to refer to these schedules as condensed consolidating statements its future Form 20-F filings.

D. Risk Factors
Summary of Risk Factors, page 12

8.	For each summary risk factor related to doing business in China, please revise to provide a specific cross-references to the more detailed discussion of such risk. Also, revise the first risk factor summarized under Risks Related to Our Corporate Structure and Risks Related to Doing Business in China to such risks could cause the value of your securities to become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

•	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct ~~our~~ operations in China through (i) ~~our~~ PRC subsidiaries, and (ii) the ~~consolidated affiliated entities~~ VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Holders of our ADSs hold equity interest in CooTek (Cayman) Inc., ~~our~~ Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs ~~and their~~ or the VIEs’ subsidiaries. If the PRC government ~~finds~~ determines that the ~~agreements that establish the structure for operating our business~~ contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE~~s~~ structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 13

“Risks Related to Doing Business in China

•	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and ~~the value of our securities,~~ cause the value of our ADSs to significantly decline or become worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

•	Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Adverse changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.”

•	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

•	The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. For more details, see “Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 14

•	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our Business
We are subject to a variety of laws, page 22

9.	Please revise here and on page 49, to more clearly disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced risk factor as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

…On December 28, 2021, the CAC published the Measures for Cyber Security Review, effective on February 15, 2022, which required that, internet platform operators holding over one million users’ personal information shall apply with the Cyber Security Review Office for a cyber security review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cyber security review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, since the Draft Measures for Internet Data Security are in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline, or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 15

Risks of Doing Business in China
The PRC government’s significant oversight and discretion…, page 60

10.	We note your statement that any action by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. You further state that implementation of industry-wide regulations directly targeting your operations could cause the value of such securities to significantly decline. Please revise to clarify that any such actions by the PRC government could cause the value of your securities to become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced risk factor as shown below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADS.

We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the ~~consolidated affiliated entities~~ VIEs with which we have maintained contractual arrangements and the VIEs’ subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 16

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 103

11.	We note the significant decline in your DAUs, MAUs and revenues from fiscal 2020 to 2021, which you to attribute to the implementation of a “balanced development approach between growth and profitability by continuous restructuring of portfolio products.” Please tell us what is meant by this statement and significantly enhance your disclosures to discuss the specific restructurings during fiscal 2021 and the impact on your metrics and results of operations. Also, clarify whether you will continue these restructuring efforts and whether you anticipate that this declining trend will continue into future periods. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that a balanced development approach refers to the Company’s action plan to focus its resources on its more profitable business while reducing investment of resources on non-performing or under-performing products.

During the periods presented in the 2021 Form 20-F, the Company’s products included online literature, mobile games, scenario-based mobile apps and TouchPal Smart Input. The Company’s management saw greater monetization potentials in online literature and mobile games than scenario-based mobile apps and TouchPal Smart Input during its past business operation, and decided to devote more resources to the more profitable products to support the sustainable growth of the Company.

The Company executed this action plan by (i) suspending and terminating the operations of several non-performing and under-performing scenario-based mobile apps, which led to the decrease in MAUs and DAUs from fiscal 2020 to 2021, which in turn negatively impacted its revenues during the same periods; (ii) spending less sales and marketing expenses on promoting these products, which led to the decrease in the percentage of sales and marketing expenses of the total revenue from 94.7% in 2020 to 73.6% in 2021; (iii) reducing resources on TouchPal Smart Input; and (iv) focusing the remaining resources on developing and promoting online literature and mobile games.

As a result of these efforts, the revenue contribution of online literature and mobile games to the Company’s total revenue continuously increased from 2019 to 2021, while revenue contribution of scenario-based mobile apps and TouchPal Smart Input to the total revenue continuously decreased from 2019 to 2021 during the same period.

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 17

The Company respectfully advises the Staff that it intends to continue to implement these restructuring efforts.

The Company further respectfully advises the Staff that it is unable to predict whether the declining trend in DAUs, MAUs or revenues will continue into future periods at this moment. Although the restructuring efforts led to declines in the DAUs, MAUs and revenues from fiscal 2020 to 2021, the Company believes that these efforts will, in the long term, lead to sustainable growth in the Company’s operating metrics and revenues. However, the future growth in its DAUs, MAUs and revenues will depend on a variety of factors, many of which are beyond the Company’s control and subject to significant uncertainties. These factors include market acceptance of the Company’s products, effectiveness of the Company’s monetization strategy, market competition, macroeconomic and regulatory environment, and customers’ discretionary spending on advertising. Advertising is particularly sensitive to changes in economic conditions, advertising trends and other external events beyond the Company’s control, including the development of global COVID-19 pandemic and the recent resurgence of COVID-19 outbreaks in certain regions in China, which may further adversely impact the advertising demands and spending.

The Company undertakes to make the above disclosure in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Item 15. Controls and Procedures, page 150

12.	You state that as of December 31, 2021, management assessed your internal control over financial reporting (ICFR) as “ineffective” due to the presence of a material weakness. You further state management concluded that as of December 31, 2021, the material weakness has been remediated while the significant deficiency remained. Please explain this apparent inconsistency and revise as necessary. To the extent a material weakness existed at December 31, 2021, tell us how management determined that disclosure controls and procedures (DCP) were effective. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs.

In response to the Staff’s comment, the Company respectfully advises the Staff that the material weakness identified as the lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting statements in prior fiscal years has been remediated and the ICFR is “effective” as of December 31, 2021. The “ineffective due to the presence of a material weakness” is a typo in the section of “Management’s Annual Report on Internal Control over Financial Reporting”. The Company respectfully proposes to revise the referenced disclosure as shown below:

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 18

“Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was ~~ineffective due to the presence of a material weakness~~ effective.”

Schedule I - Additional Financial Information of Parent Company
Condensed Statements of Operations, page F-41

13.	Please revise to remove the reference to VIEs and VIEs subsidiaries in the line item titled “Equity in loss of subsidiaries, VIEs and VIEs subsidiaries” as this implies the company has equity ownership in the VIEs.

In response to the Staff’s comment, the Company undertakes to revise this account name to be “Equity in loss of subsidiaries and share of loss from VIEs” in its future Form 20-F filings.

*     *     *

Division of Corporation Finance Office of Technology Securities and Exchange Commission September 2, 2022 Page 19

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6485 6352 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kelly Yu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Appendix I

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Third-party revenues	–	74,265,799	96,496,701	101,383,321	–	272,145,821
Inter-company revenues	–	–	68,126,088	26,852,720	(94,978,808)	–
Total revenues	–	74,265,799	164,622,789	128,236,041	(94,978,808)	272,145,821
Third-party cost of revenues and operating expenses	(7,550,295)	(46,240,657)	(94,379,940)	(132,686,156)	–	(280,857,048)
Inter-company cost of revenues and operating expenses	–	(60,220,981)	(9,801,552)	–	70,022,533	–
Other inter-company service fee(1)	–	–	–	(24,956,275)	24,956,275	–
Total cost of revenues and operating expenses	(7,550,295)	(106,461,638)	(104,181,492)	(157,642,431)	94,978,808	(280,857,048)
(Loss) income from non-operations	(4,418,679)	(1,104,865)	801,293	(326,830)	–	(5,049,081)
(Loss) income before income taxes	(11,968,974)	(33,300,704)	61,242,590	(29,733,220)	–	(13,760,308)
Equity method loss	–	–	–	(65,084)	–	(65,084)
Equity in loss from subsidiaries and share of loss from VIEs	(1,908,388)	–	–	–	1,908,388	–
Income tax expense	–	(51,970)	–	–	–	(51,970)
Net (loss) income	(13,877,362)	(33,352,674)	61,242,590	(29,798,304)	–	(13,877,362)

Note:

(1)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2020
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Third-party revenues		64,336,466	21,652,183	355,516,582	–	441,505,231
Inter-company revenues			54,845,158	23,373,516	(78,218,674)	–
Total revenues	–	64,336,466	76,497,341	378,890,098	(78,218,674)	441,505,231
Third-party cost of revenues and operating expenses	(6,130,096)	(48,861,698)	(83,031,266)	(351,328,777)	–	(489,351,837)
Inter-company cost of revenues and operating expenses	–	(25,445,617)	(9,969,606)	–	35,415,223	–
Other inter-company service fee(1)	–	–	–	(42,803,451)	42,803,451	–
Total cost of revenues and operating expenses	(6,130,096)	(74,307,315)	(93,000,872)	(394,132,228)	78,218,674	(489,351,837)
Income (loss) from non-operations	112,481	2,605,572	150,897	(2,381,986)	–	486,964
Loss before income taxes	(6,017,615)	(7,365,277)	(16,352,634)	(17,624,116)	–	(47,359,642)
Equity in loss from subsidiaries and share of loss from VIEs	(41,349,114)	–	–	–	41,349,114	–
Income tax expense	–	(7,087)	–	–	–	(7,087)
Net loss	(47,366,729)	(7,372,364)	(16,352,634)	(17,624,116)	41,349,114	(47,366,729)

Note:

(1)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2019
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Third-party revenues	51,152	56,912,064	29,218,822	91,701,067	–	177,883,105
Inter-company revenues	–		37,913,607	4,295,123	(42,208,730)	–
Total revenues	51,152	56,912,064	67,132,429	95,996,190	(42,208,730)	177,883,105
Third-party cost of revenues and operating expenses	(3,543,433)	(35,406,357)	(41,247,164)	(134,451,276)	–	(214,648,230)
Inter-company cost of revenues and operating expenses	–	(21,752,785)	(4,295,123)	–	26,047,908	–
Other inter-company service fee(1)	–	–	–	(16,160,822)	16,160,822	–
Total cost of revenues and operating expenses	(3,543,433)	(57,159,142)	(45,542,287)	(150,612,098)	42,208,730	(214,648,230)
(Loss) income from non-operations	(2,494)	118,220	276,828	(471,776)	–	(79,222)
(Loss) income before income taxes	(3,494,775)	(128,858)	21,866,970	(55,087,684)	–	(36,844,347)
Equity in loss from subsidiaries and share of loss from VIEs	(33,351,286)	–	–	–	33,351,286	–
Income tax expense	–	(800)	–	(914)	–	(1,714)
Net (loss) income	(36,846,061)	(129,658)	21,866,970	(55,088,598)	33,351,286	(36,846,061)

Note:

(1)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Cash and cash equivalents	442,771	5,176,108	8,349,407	4,263,844	–	18,232,130
Restricted cash	–	59,999	–	139,080	–	199,079
Short-term investments	–	50,044	–	-	–	50,044
Accounts receivable, net	–	7,744,600	6,826,547	6,911,955	–	21,483,102
Prepaid expenses and other current assets	463,093	10,489	3,712,890	6,677,808	–	10,864,280
Property and equipment, net	–	338,721	2,589,974	159,514	–	3,088,209
Intangible assets, net	–	–	248,966	–	–	248,966
Long-term investments	–	–	–	313,691	–	313,691
Amount due from subsidiaries and VIEs (1)	10,559,139	47,395,978	166,958,884	10,993,268	(235,907,269)	–
Operating lease right-of-use assets	–	166,962	519,127	485,196	–	1,171,285
Other non-current assets	–	605,423	–	174,957	–	780,380
Total assets	11,465,003	61,548,324	189,205,795	30,119,313	(235,907,269)	56,431,166
Accounts payable	–	10,927,862	3,682,314	13,149,951	–	27,760,127
Short-term bank borrowings	–	–	3,970,556	5,126,484	–	9,097,040
Accrued salary and benefits	–	99,378	4,357,228	145,698	–	4,602,304
Accrued expenses and other liabilities	801,988	1,959,743	1,590,874	4,033,675	–	8,386,280
Convertible Debt	9,175,892	–	–	–	–	9,175,892
Embedded derivative liability at fair value	553,707	–	–	–	–	553,707
Deferred revenue	136,129	1,320,721	26,431	459,887	–	1,943,168
Operating lease liabilities, current	–	210,081	298,635	300,894	–	809,610
Amount due to subsidiaries and VIEs	6,797,406	184,707,370	72,103,616	137,150,618	(400,759,010)	–
Operating lease liabilities, non-current	–	24,925	41,135	37,097	–	103,157
Total liabilities	17,465,122	199,250,080	86,070,789	160,404,304	(400,759,010)	62,431,285
Total shareholders’ equity (deficit)	(6,000,119)	(137,701,756)	103,135,006	(130,284,991)	164,851,741	(6,000,119)
Total liabilities and shareholders’ equity	11,465,003	61,548,324	189,205,795	30,119,313	(235,907,269)	56,431,166

Note:

(1)	It represented amount due from subsidiaries and VIEs of US$175,410,880 offsetting the equity loss of subsidiaries and loss from VIEs of US$164,851,741.

	As of December 31, 2020
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Cash and cash equivalents	128,005	4,994,205	12,441,574	7,105,349	–	24,669,133
Restricted cash	–	3,125,181	–	138,964	–	3,264,145
Short-term investments	–	50,028	–	–	–	50,028
Accounts receivable, net	–	6,364,190	5,647,954	16,115,202	–	28,127,346
Prepaid expenses and other current assets	30,596	505,745	3,624,173	7,912,712	–	12,073,226
Long-term restricted cash	–	–	–	21,689,436	–	21,689,436
Property and equipment, net	–	2,566,208	2,791,112	36,422	–	5,393,742
Intangible assets, net	–	11,128	385,367	–	–	396,495
Long-term investments	–	–	–	306,518	–	306,518
Amount due from subsidiaries and VIEs (1)	1,568,094	70,653,242	166,350,377	71,025,550	(309,597,263)	–
Other non-current assets		–	708,076	224,235		932,311
Total assets	1,726,695	88,269,926	191,948,634	124,554,388	(309,597,263)	96,902,380
Accounts payable	–	11,543,531	21,483,375	43,099,067	–	76,125,973
Short-term bank borrowings	–	–	10,690,105	267,917	–	10,958,022
Accrued salary and benefits	–	299,628	8,149,623	694,225	–	9,143,476
Accrued expenses and other liabilities	483,214	974,779	5,459,428	4,228,532	–	11,145,953
Deferred revenue	136,129	–	2,574,694	620,688	–	3,331,511
Amount due to subsidiaries and VIEs	14,909,907	194,905,547	87,405,912	175,304,169	(472,525,535)	–
Total liabilities	15,529,250	207,723,485	135,763,137	224,214,598	(472,525,535)	110,704,935
Total shareholders’ equity (deficit)	(13,802,555)	(119,453,559)	56,185,497	(99,660,210)	162,928,272	(13,802,555)
Total liabilities and shareholders’ equity	1,726,695	88,269,926	191,948,634	124,554,388	(309,597,263)	96,902,380

Note:

(1)	It represents amount due from subsidiaries and VIEs of US$164,496,366 offsetting the equity loss of subsidiaries and loss from VIEs of US$162,928,272.

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE		Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Proceeds of services charges from inter-companies(1)	–	–	70,403,873		18,938,355	(89,342,229)	–
Payments of services charges to inter-companies(1)	–	(41,530,543)	(6,590,331)		(41,221,355)	89,342,229	–
Net cash provided by (used in) transactions with third-parties	(4,017,545)	86,298,562	(47,217,262)		(86,107,444)	–	(51,043,689)
Net cash provided by (used in) operating activities	(4,017,545)	44,768,019	16,596,280		(108,390,443)	–	(51,043,689)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(37,795,461)	(63,329,576)	(80,725,938	)(3)	–	181,850,975	–
Proceeds of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	19,145,170	–	–		–	(19,145,170)	–
Other investing activities	–	(2,800,711)	1,497,839		(475,661)		(1,778,533)
Net cash used in investing activities	(18,650,291)	(66,130,286)	(79,228,100)		(475,661)	162,705,805	(1,778,533)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	–	18,650,291	63,329,576		80,725,938 (3)	(162,705,805)
Other financing activities	22,982,602	(18,847)	(6,836,652)		4,772,782	–	20,899,885
Net cash provided by (used in) financing activities	22,982,602	18,631,444	56,492,924		85,498,720	(162,705,805)	20,899,885

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.

(2)	It represents the elimination of loans among Cootek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2020
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE		Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Proceeds of services charges from inter-companies(1)	–	–	29,295,618		23,489,557	(52,785,175)	–
Payments of services charges to inter-companies(1)	–	(32,346,307)	–		(20,438,868)	52,785,175	–
Net cash provided by (used in) transactions with third-parties	(776,576)	44,893,777	(28,466,224)		(16,502,735)	–	(851,758)
Net cash provided by (used in) operating activities	(776,576)	12,547,470,	829,394		(13,452,046)	–	(851,758)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(16,000,000)	(27,774,137)	(30,756,464	)(3)	–	74,530,601	–
Proceeds of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	25,900,160	–	–		–	(25,900,160)	–
Other investing activities	–	(5,524,188)	3,224,574		(344,681)	–	(2,644,295)
Net cash used in investing activities	9,900,160	(33,298,325)	(27,531,890)		(344,681)	48,630,441	(2,644,295)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	–	(9,900,160)	27,774,138		30,756,463 (3)	(48,630,441)	–
Other financing activities	(9,999,146)	(3,076,113)	4,738,157		(163,132)	–	(8,500,234)
Net cash provided by (used in) financing activities	(9,999,146)	(12,976,273)	32,512,295		30,593,331	(48,630,441)	(8,500,234)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.

(2)	It represents the elimination of loans among Cootek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2019
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE		Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Proceeds of services charges from inter-companies(1)	–	–	23,462,704		–	(23,462,704)	–
Payments of services charges to inter-companies(1)	–	(23,462,704)	–		–	23,462,704	–
Net cash provided by (used in) transactions with third-parties	125,769	2,952,953	(9,617,795)		(9,125,206)	–	(15,664,279)
Net cash provided by (used in) operating activities	125,769	(23,109,751)	13,844,908		11,577,601	–	(15,664,279)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(5,400,000)	–	(20,702,807	)(3)	–	26,102,807	–
Proceeds of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	8,000,000	–	–		–	(8,000,000)	–
Other investing activities	–	(4,014,552)	1,294,873		(21,502)	–	(5,330,927)
Net cash used in investing activities	2,600,000	(4,014,552)	(21,997,680)		(21,502)	18,102,807	(5,330,927)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	–	(2,600,000)	–		20,702,807 (3)	(18,102,807)	–
Other financing activities	(12,766,875)	3,080,404	5,484,683		405,304	–	(3,796,484)
Net cash provided by (used in) financing activities	(12,766,875)	480,404	5,484,683		21,108,111	(18,102,807)	(3,796,484)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.

(2)	It represents the elimination of loans among Cootek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

(3)	The numbers represent the cash payments from the WFOE to the VIEs.